Exhibit  99.A


              KIEWIT CONSTRUCTION & MINING GROUP


              Index to Financial Statements and
            Management's Discussion and Analysis of
          Financial Condition and Results of Operations


                                                              Page
                                                              ____
Financial Statements
  Condensed Statements of Operations for the
    three months ended March 31, 1994 and 1993
  Condensed Balance Sheets as of March 31, 1994
    and December 25, 1993
  Condensed Statements of Cash Flows for the
    three months ended March 31, 1994 and 1993
  Notes to Condensed Financial Statements

Management's Discussion and Analysis of
  Financial Condition and Results of Operations

                KIEWIT CONSTRUCTION & MINING GROUP

                Condensed Statements of Operations
                           (unaudited)


                                               Three months ended
                                                     March 31,
                                               __________________
(dollars in millions, except per share data)   1994          1993
_________________________________________________________________

Revenue                                      $  411        $  354
Cost of Revenue                                (393)         (330)
                                             ______        ______
                                                 18            24

Operating Expenses                              (33)          (28)
                                             ______        ______
Operating Income                                (15)           (4)

Other Income (Expense):
  Investment Income                               2             5
  Interest Expense                                -            (1)
  Other, net                                     10             9
                                             ______       _______
                                                 12            13
                                             ______       _______
Earnings (Loss) Before Income Taxes              (3)            9

(Provision) Benefit for Income Taxes              1            (4)
                                             ______       _______
Net Earnings (Loss)                          $   (2)      $     5
                                             ======       =======

Earnings (Loss) Per Common & Common
  Equivalent Share                           $ (.14)      $   .25
                                             ======       =======

Cash Dividends per Common Share              $    -       $   .30
                                             ======       =======
_________________________________________________________________
See accompanying notes to condensed financial statements.

                      KIEWIT CONSTRUCTION & MINING GROUP

                           Condensed Balance Sheets

                                           March 31,   December 25,
                                             1994         1993
(dollars in millions)                     (unaudited)
___________________________________________________________________
Assets
Current Assets:
  Cash and cash equivalents                 $   23        $   99
  Marketable securities                        149           183
  Receivables, less allowance
    of $5 and $5                               236           215
  Costs and earnings in excess
    of billings on uncompleted
    construction contracts                      84            75
  Investment in construction
    joint ventures                              58            81
  Deferred income taxes                         55            48
  Other                                         31            18
                                           _______       _______
Total Current Assets                           636           719

Property, plant and equipment,
  less accumulated depreciation
  and amortization of $385 and $384            130           107
Deferred income taxes                            -             9
Intangible assets                               18             -
Other assets                                    54            54
                                           _______       _______
                                           $   838       $   889
                                           =======       =======
Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts payable, including
    retainage of $41 and $37               $   144       $   148
  Current portion of long-term debt              3             4
  Accrued construction costs and
    billings in excess of revenue
    on uncompleted contracts                   103            87
  Accrued insurance costs                       66            65
  Other                                         51            43
                                           _______       _______
Total Current Liabilities                      367           347

Long-term debt, less current portion             8            10
Other Liabilities                               42            52

Stockholders' Equity (Redeemable
  Common Stock, $339 million aggregate
  redemption value)
  Common equity                                427           483
  Net unrealized holding losses                 (1)            -
  Foreign currency adjustment                   (5)           (3)
                                           _______       _______
Total Stockholders' Equity                     421           480
                                           _______       _______
                                           $   838       $   889
                                           =======       =======
________________________________________________________________

See accompanying notes to condensed financial statements.

            KIEWIT CONSTRUCTION & MINING GROUP

            Condensed Statements of Cash Flows
                      (unaudited)
                                                Three months ended
                                                     March 31,
                                                __________________
(dollars in millions)                           1994          1993
__________________________________________________________________

Cash flows from operations:
   Net cash provided by (used in)
     operations                               $   18        $   (3)

Cash flows from investing activities:
   Proceeds from sales and maturities of
     marketable securities                       109           337
   Purchases of marketable securities            (78)         (333)
   Proceeds from sales of property,
     plant and equipment                           2             5
   Capital expenditures                          (12)           (9)
   Acquisition of APAC-Arizona, Inc.             (49)            -
   Other                                          (2)           (2)
                                              ______        ______
     Net cash used in investing activities       (30)           (2)

Cash flows from financing activities:
   Payments on long-term debt, including
     current portion                              (4)            -
   Repurchases of common stock                    (8)          (10)
   Dividends paid                                 (6)           (5)
   Exchange of Class B&C Stock for
     Class D Stock                               (44)          (24)
                                              ______        ______
     Net cash used in financing activities       (62)          (39)

Effect of exchange rates on cash                  (2)            -
                                              ______        ______
Net change in cash and cash equivalents          (76)          (44)
Cash and cash equivalents at beginning
  of period                                       99            68
                                              ______        ______
                                              $   23        $   24
                                              ======        ======
Noncash financing activities:
   Dividends declared                         $    -        $    5
__________________________________________________________________
See accompanying notes to condensed financial statements.

                     KIEWIT CONSTRUCTION & MINING GROUP

                    Notes to Condensed Financial Statements

 1.  Basis of Presentation:
     _____________________

     The condensed balance sheet of Kiewit Construction & Mining Group (the "Group") at December 25, 1993 has been condensed from the Group's audited balance sheet as of that date. All other financial statements contained herein are unaudited and have been prepared using the historical amounts included in the Peter Kiewit Sons', Inc. ("PKS") consolidated condensed financial statements. The Group's accounting policies and certain other disclosures are set forth in the notes to the financial statements contained in PKS' Annual Report on Form 10-K as an exhibit for the year ended December 25, 1993.

     Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class B&C Stock and Class D Stock are stockholders of PKS. Accordingly, the PKS consolidated condensed financial statements and related notes as well as those of the Kiewit Diversified Group should be read in conjunction with these financial statements.

     Marketable securities at March 31, 1994 and December 25, 1993 include approximately $62 million and $56 million, respectively, of investments which are being held by the owners of various construction projects in lieu of retainage. Receivables at March 31, 1994 and December 25, 1993 include approximately $50 million and $37 million, respectively, of retainage on uncompleted projects, the majority of which is expected to be collected within one year.

     Where appropriate, items within the condensed financial
     statements have been reclassified from the previous periods to conform to current year presentation.
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                      KIEWIT CONSTRUCTION & MINING GROUP

                    Notes to Condensed Financial Statements

 2.  Earnings (Loss) Per Share:
     _________________________

     Primary earnings (loss) per share of common stock have been computed using the weighted average number of shares outstanding during each period. The number of shares used in computing earnings (loss) per share was 15,376,585 for the three months ended March 31, 1994 and 17,190,330 for the three months ended March 31, 1993. Fully diluted earnings (loss) per share have not been presented because it is not materially different from primary earnings (loss) per share.

 3.  Summarized Financial Information:
     ________________________________

     The Group's 50% portion of PKS' corporate assets and liabilities and related transactions, which are not separately identified with the ongoing operations of the Construction & Mining Group or the Diversified Group, is as follows (in millions):
                                                   Group
                                          ________________________
                                          March 31,   December 25,
                                            1994          1993
                                          ________________________

     Cash and cash
       equivalents                         $  24          $  47
     Marketable securities                    23             11
     Property, plant and
       equipment, net                         12             12
     Other assets                             20             11
                                           _____          _____
          Total Assets                     $  79          $  81
                                           =====          =====

     Accounts payable                      $  28          $  27
     Convertible debentures                    2              2
     Notes to former stockholders              6              8
     Liability for stock
       appreciation rights                     1              2
     Other liabilities                         6              5
                                           _____          _____
          Total Liabilities                $  43          $  44
                                           =====          =====

                      KIEWIT CONSTRUCTION & MINING GROUP

                    Notes to Condensed Financial Statements

 3.  Summarized Financial Information (continued):
     ____________________________________________
                                                      Group
                                                __________________
                                                Three months ended
                                                     March 31,
                                                __________________
                                                1994          1993
                                                ____          ____
     Investment income, net of
       interest expense                         $  -          $  -
     Other costs, net                              1             -

     Corporate general and administrative costs have been allocated to the Group based upon certain measures of business activities, such as employment, investments, and sales, which management believes to be reasonable. These allocations were $6 million for the three months ended March 31, 1994 and 1993.

     Mining service income that the Group recognized as a result of the Group's mine service agreement with the Diversified Group was $7 million in 1994 and 1993.

 4.  Acquisitions:
     ____________

     On February 28, 1994, the Group acquired APAC Arizona, Inc.
     ("APAC"), a contracting and construction materials business, from Ashland Oil Company, Inc.

     The acquisition of APAC for $49 million in cash, subject to adjustments, was accounted for as a purchase, and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed, as follows:

     Assets:

       Trade accounts receivable                      $ 24
       Other current assets                              5
       Property, plant and equipment                    22
       Intangible assets                                18
       Other assets                                      1

                      KIEWIT CONSTRUCTION & MINING GROUP

                    Notes to Condensed Financial Statements


 4.  Acquisitions (continued):
     _______________________

     Liabilities:

       Current liabilities                             (15)
       Deferred income taxes                            (6)
                                                     _____
                                                     $  49
                                                     =====

     Results of APAC's operations are included in the Group's results of operations since the date of acquisition. APAC's results of operations prior to the acquisition were not significant relative to the Group's results.

 5.  Other Matters:
     _____________

     The Group is involved in various lawsuits, claims and regulatory proceedings incidental to its business. Management believes that any resulting liability for legal proceedings beyond that provided should not materially affect the Group's financial position.

                     KIEWIT CONSTRUCTION & MINING GROUP


Item 2.  Management's Discussion and Analysis of Financial
             Condition and Results of Operations
         _________________________________________________


Results of Operations - First Quarter 1994 vs. First Quarter 1993
_________________________________________________________________

Construction
____________

Construction revenue increased 16% during the first quarter of 1994 compared to the same period in 1993. The increase primarily relates to a 30% increase in joint venture revenues and revenues generated by the APAC-Arizona acquisition. The increase in joint venture revenue resulted from several large design-build projects awarded in 1992 and 1993 entering the construction phase. These projects include the San Joaquin Toll Road project in southern California and the Montgomery County Resource Recovery Facility near Baltimore, Maryland. The Groups's contract backlog remained at $2.2 billion at March 31, 1994. Foreign operations, principally Canada, accounted for 10%, and projects on the west coast accounted for approximately 50% of the total backlog. The San Joaquin Toll Road joint venture accounts for 19% of the contract backlog and is scheduled for completion in 1997.

The gross margin on construction contracts decreased to 4% for the first quarter of 1994 from 7% during the first quarter of 1993. The recognition of projected cost overruns on certain east coast projects and the deferral of gains on the San Joaquin Toll Road project, because of environmental and construction uncertainties, contributed to the decline.

                     KIEWIT CONSTRUCTION & MINING GROUP


Results of Operations - First Quarter 1994 vs. First Quarter 1993
(continued)
_________________________________________________________________


Operating Expenses
__________________

Operating expenses increased $5 million, or 18%, in the first three months of 1994 compared to 1993. Modest increases in several administrative departments accounted for the slight increase.

Investment Income
_________________

Investment income decreased to $2 million in the first quarter of 1994 from $5 million in the first quarter of the previous year.
The decrease relates primarily to a reduction in cash and marketable securities.

Other Income, net
_________________

Other income consists of mine management fees, gains and losses from asset dispositions, and other miscellaneous activities.
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              KIEWIT CONSTRUCTION & MINING GROUP


Financial Condition - March 31, 1994 vs. December 25, 1993
__________________________________________________________

The Company's working capital decreased $103 million or 28% during the first quarter of 1994.

Cash used in investing activities during the first quarter of 1994 includes $12 million of capital expenditures and $49 million for the purchase of APAC, offset by net proceeds from the sales and maturities of marketable securities of $31 million.

Financing activities used $62 million during the first quarter of 1994. The conversion of Class B&C Stock for Class D Stock accounted for $44 million. The repurchase of Class B&C stock totalled $8 million.

The Group anticipates investing between $40 and $75 million annually in its construction business, and purchasing additional shares of an electrical contractor - the Group is committed to 80% ownership by 1997. Other long-term liquidity uses include payment of income taxes and repurchases and conversions of common stock.

The Group's working capital position at March 31, 1994, together with anticipated cash flows from operations and existing borrowing capacity, should be sufficient for immediate cash requirements and future investing activities.